First Quarter Interim Statement
January – March
2023

2	Group Interim Statement

Contents

MorphoSys Group:
First Quarter Interim Statement
January – March 2023
3    Summary

5    Group Interim Statement
5    Operating Business Performance
12    Human Resources
13    Financial Analysis
16    Subsequent Events
16    Financial Guidance

17    Group Interim Statement
17    Consolidated Statement of Profit or Loss (IFRS) – (unaudited)
18    Consolidated Balance Sheet (IFRS) – (unaudited)
20    Consolidated Statement of Changes in Stockholders’ Equity (IFRS) – (unaudited)
22    Consolidated Statement of Cash Flows (IFRS) – (unaudited)

MorphoSys – I/2023

Group Interim Statement	3
Summary of the
First Quarter of 2023
Financial Results for the First Quarter of 2023
•Monjuvi® U.S. net product sales in the first quarter of 2023 reached € 19.4 million (US$ 20.8 million) (3M 2022: € 16.6 million (US$ 18.7 million)) and a gross margin of 84% (3M 2022: 79%).
•Research and development expenses in the first quarter of 2023 amounted to € 83.1 million (3M 2022: € 65.0 million) and combined expenses for selling and general and administration totaled € 27.8 million (3M 2022: € 36.5 million).
•Cash and other financial assets totaled € 791.5 million as of March 31, 2023 (December 31, 2022: € 907.2 million).
•The Company confirmed its financial guidance for the 2023 financial year initially provided on January 5, 2023.
Corporate Developments
•On March 2, 2023, MorphoSys announced that it will stop work and operations on its pre-clinical research programs to optimize its cost structure. MorphoSys will reduce its workforce at the company’s headquarters in Planegg, Germany, by approximately 17%. This action, along with other steps taken over the past year, enables MorphoSys to focus resources on its mid- to late-stage oncology pipeline.
•On March 14, 2023, MorphoSys announced that Lucinda Crabtree, Ph.D., will join as Chief Financial Officer and member of the Management Board. She will start in the third quarter 2023 at the latest.
•Charlotte Lohmann was appointed as Chief Legal Officer on March 1, 2023, and will serve as a member of MorphoSys’ Management Board ad interim.
•On March 30, 2023, MorphoSys repurchased outstanding convertible bonds via a modified reverse Dutch auction procedure. At the close of the modified reverse Dutch auction procedure, MorphoSys has agreed to repurchase bonds representing EUR 62.9 million in aggregate principal amount (approximately 19,35% of the outstanding principal amount) The purchase price per EUR 100,000 nominal was EUR 64,000. The settlement procedure finished on March 30, 2023.
•By letter dated June 10, 2021, MorphoSys was notified by a licensor of the initiation of arbitration proceedings in the United States. The licensor alleged breach of contract and claimed damages for the licensor’s argued loss of revenues. Despite the patent expiry in 2018 confirmed by the licensor at the time this was disputed, a significantly longer patent term was assumed. A final and binding award was provided by the arbitration court on March 21, 2023. The arbitration was decided in favor of MorphoSys with respect to all claims imposed by the licensor. MorphoSys is entitled to receive a reimbursement of legal and case-related costs by the licensor in the amount of € 3.8 million as of March 31, 2023.

Significant Events after the end of the First Quarter of 2023
•On April 4, 2023, MorphoSys announced the complete enrollment for MANIFEST-2, the ongoing Phase 3 study exploring the efficacy and safety of pelabresib. More than 400 patients were enrolled in this study. The topline data from MANIFEST-2 are now expected by the end of 2023.
•On the same day, MorphoSys announced that enrollment of the Phase 3 frontMIND study with more than 880 patients is also complete. The topline data from this study are expected in the second half of 2025.
•On April 16, 2023, MorphoSys and Incyte presented at the AACR conference final five-year follow-up data from the Phase 2 L-MIND study showing that Monjuvi (tafasitamab-cxix) plus lenalidomide followed by

MorphoSys – I/2023

4	Group Interim Statement
Monjuvi monotherapy provided prolonged, durable responses in adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL).
MorphoSys Product Pipeline as of March 31, 2023

Clinical Programs Developed by Partners (Selection)

COMPOUND/BRAND NAME	PARTNER	DISEASE AREA	STATUS
Ianalumab	Novartis	Sjögren’s, systemic lupus erythematosus (SLE), immune thrombocytopenia (1L and 2L ITP), warm autoimmune hemolytic anemia (wAIHA) and autoimmune hepatitis (AIH)
Phase 3 clinical development for Sjögren’s, lupus nephritis (LN), systemic lupus erythematosus (SLE), immune thrombocytopenia (1L and 2L ITP), and warm autoimmune hemolytic anemia (wAIHA) ongoing. Phase 2 clinical development in autoimmune hepatitis (AIH) started.

Abelacimab	Anthos Therapeutics	Cancer Associated Thrombosis (CAT), Prevention of Stroke and Systemic Embolism in Patients with Atrial Fibrillation (SPAF)	Phase 3 clinical development for CAT and started and phase 3 in high-risk patients with atrial fibrillation (SPAF) started (both FDA Fast Track Designation).
Setrusumab	Ultragenyx and Mereo BioPharma	Osteogenesis Imperfecta	Pivotal phase 2/3 clinical study ongoing
Felzartamab	HI-Bio I-Mab Biopharma	HI-Bio: Membranous Nephropathy (MN), IgA Nephropathy (IgAN) I-Mab: Multiple Myeloma (MM)	MN & IgAN in phase 2 studies Registrational phase 2 completed; pivotal phase 3 ongoing (MM)

MorphoSys – I/2023

Group Interim Statement	5
Group Interim Statement:
January 1 – March 31, 2023
Operating Business Performance
MorphoSys AG (hereinafter also referred as "MorphoSys") focuses on commercializing its marketed product and advancing product candidates at various stages of development, positioning itself for long-term sustainable growth.
The key measures of value for MorphoSys’ development activities include:
•Advancement of development programs and product approvals
•Clinical results
•Regulatory interactions with (or feedback from) health authorities regarding the approval of new drug candidates
•Collaborations, partnerships, and M&A activities with other companies to expand the drug pipeline and the technology base as well as to commercialize the therapeutic programs
•Strong patent protection to secure MorphoSys’ market position
Research and Development
MorphoSys’ research and development activities are currently focused on the following clinical candidates:
•Pelabresib (CPI-0610) is an investigational selective small molecule BET inhibitor designed to promote anti-tumor activity by specifically inhibiting the function of BET proteins. The clinical development of pelabresib is currently focused on myelofibrosis (MF). MF is a form of bone marrow cancer that disrupts the body's normal production of blood cells.
•Tafasitamab (formerly known as MOR208, XmAb5574) is a humanized Fc-modified CD19 targeting immunotherapy. CD19 is selectively expressed on the surface of B-cells, which belong to a group of white blood cells. CD19 enhances B-cell receptor signaling, which is an important factor in B-cell survival and growth. CD19 is a target structure for the treatment of B-cell malignancies. MorphoSys is currently further investigating tafasitamab for the treatment of various B-cell malignancies, namely first-line DLBCL, r/r follicular lymphoma (r/r FL), and r/r marginal zone lymphoma (r/r MZL).
•Tulmimetostat (CPI‑0209) is an investigational small-molecule, second-generation dual EZH2 and EZH1 inhibitor with an epigenetic mechanism of action. Tulmimetostat was designed to improve on first generation EZH2 inhibitors through increased potency, longer residence time on target and a longer half-life, offering the potential for enhanced anti-tumor activity.
In addition to MorphoSys’ own pipeline, the following programs, among others, are being further developed by MorphoSys’ partners:
•Ianalumab (VAY736) – a fully human IgG1/k mAb with a dual mode of action targeting B-cell lysis and BAFF-R blockade.
•Abelacimab (MAA868) – an antibody directed against Factor XI.
•Setrusumab (BPS804) – an antibody directed against sclerostin.
•Felzartamab – a therapeutic human monoclonal antibody directed against CD38.
•MOR210/TJ210/HIB210 – a human antibody directed against C5aR1, the receptor of the complement factor C5a.

MorphoSys – I/2023

6	Group Interim Statement
In addition to the late-stage partnered programs listed above, there are several additional partnered programs in early to mid-stage research and development.
Development of Tafasitamab
MorphoSys’ commercial activities are currently focused on Monjuvi (tafasitamab-cxix) in the United States. On July 31, 2020, the Food and Drug Administration (FDA) granted Monjuvi in combination with lenalidomide an accelerated approval for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low-grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT). Tafasitamab is co-commercialized by Incyte Corporation (hereinafter also referred as "Incyte") and MorphoSys in the United States under the trade name Monjuvi and by Incyte in Europe and Canada under the trade name Minjuvi®.
Commercial Performance of Tafasitamab
In the first quarter of 2023, Monjuvi sales reached € 19.4 million or US$ 20.8 million, respectively (3M 2022: € 16.6 million or US$ 18.7 million). Compared to Q1 2022, the sales in Q1 2023 rose by 17% (based on sales in €). MorphoSys and Incyte continue to see a high penetration in the community setting driving 70% of the sales with the balance coming from the academic setting. Since launch, the Company, along with its partner Incyte, has in aggregate received orders from 1,500 treatment sites. During the first quarter 2023, greater than 510 accounts ordered with more than 85% of those accounts representing repeat orders. While MorphoSys continues to see a positive trend year-over-year, the Company recognizes that the competition has increased as additional second-line treatment options for relapsed or refractory diffuse large B-cell lymphoma have been recently approved.
Proprietary Clinical Development
Studies of Pelabresib
There are currently two ongoing trials evaluating pelabresib in myelofibrosis (MF), the Phase 2 MANIFEST trial and the Phase 3 MANIFEST-2 trial.
MANIFEST is a global, multicenter, open-label Phase 2 study that evaluates pelabresib as monotherapy or in combination with ruxolitinib (marketed as Jakafi/Jakavi), the current standard of care. In Arm 3 of this study, pelabresib is being evaluated in combination with ruxolitinib in JAK-inhibitor-naïve MF patients, with a primary endpoint of the proportion of patients with a ≥35% spleen volume reduction from baseline (SVR35) after 24 weeks of treatment. Pelabresib is also being evaluated in a second-line setting (2L) either as a monotherapy in patients who are resistant to, intolerant of, or ineligible for ruxolitinib and no longer on the drug (Arm 1), or as add-on therapy to ruxolitinib in patients with a suboptimal response to ruxolitinib or MF progression (Arm 2). Patients in Arms 1 and 2 are being stratified based on transfusion-dependent (TD) status. The primary endpoint for the patients in cohorts 1A and 2A, who were TD at baseline, is conversion to transfusion independence for 12 consecutive weeks. The primary endpoint for patients in cohorts 1B and 2B, who were not TD at baseline, is the proportion of patients with an SVR35 after 24 weeks of treatment. In Arm 4 of this study, pelabresib is being evaluated as monotherapy in high-risk patients with essential thrombocythemia (ET) who are resistant or intolerant to hydroxyurea (HU).
In June 2022, MorphoSys presented data from multiple analyses of the ongoing MANIFEST study during oral and poster sessions at the European Hematology Association 2022 (EHA 2022) Hybrid Congress. A study was presented in an oral session that analyzed cells derived from blood of patients who enrolled in the MANIFEST trial and from healthy volunteers. The findings indicated that pelabresib alone or in combination with the JAK inhibitor ruxolitinib may have the potential to improve the typical imbalance in the two white blood cell populations, the myeloid and lymphoid cells, and help restore normal blood cell development. In another

MorphoSys – I/2023

Group Interim Statement	7
presentation at EHA 2022, matching-adjusted indirect comparisons were used to compare findings for the combination of pelabresib plus ruxolitinib in treatment-naïve patients with intermediate- or high-risk disease in one arm of the MANIFEST trial with findings from historical clinical trials examining the use of JAK inhibitor monotherapy in myelofibrosis. Adjusting for cross-trial differences, the estimated response rate ratios favored the pelabresib combination over ruxolitinib, fedratinib, or momelotinib monotherapy for SVR35 and for TSS50, suggesting improved efficacy versus the JAK inhibitors alone.
In December 2022, MorphoSys presented new longer-term Phase 2 results on pelabresib in myelofibrosis from the ongoing MANIFEST study at ASH 2022. The latest analyses include longer-term data showing durable improvements in both spleen volume and symptom score beyond 24 weeks (data cutoff July 29, 2022), with pelabresib plus ruxolitinib in JAK inhibitor-naïve patients. Translational data from MANIFEST was also presented that indicated the association of biomarkers with potential disease-modifying activity of pelabresib.
At 24 weeks, 48, and 60, 68% (57/84), 61% (51/84), and 54% (45/84), respectively, of JAK inhibitor-naïve patients treated with pelabresib in combination with ruxolitinib achieved at least a 35% reduction in spleen volume (SVR35) from baseline. SVR35 was achieved by 80% of patients at any time on study. Also at 24 weeks, 56% (46/82) of patients had at least a 50% reduction in their total symptom score (TSS50) from baseline, suggesting a reduction in symptom burden. At 48 and 60 weeks, 44% (36/82) and 43% (35/82) of patients, respectively, achieved TSS50. An exploratory analysis demonstrated that bone marrow fibrosis improved by one grade or more in 27% (17/63) of evaluable patients at week 24, and 59% of those patients maintained that improvement at week 48 or beyond. An improvement of one grade or more at any time was achieved by 40% of patients. The most common hematologic treatment-emergent adverse event (AE) of any grade was thrombocytopenia, which was reported in 55% (grade ≥3: 18%) of patients. Anemia was reported in 43% (grade ≥3: 34%) of patients. The most common (≥25%) nonhematologic treatment-emergent AEs of any grade were diarrhea (43%), respiratory tract infection (41%), asthenic conditions (38%), musculoskeletal pain (32%), constipation (30%), nausea (29%), dizziness (27%), and abdominal pain (26%).
In the MANIFEST study, changes in biomarkers correlated with improvements in clinical measures of treatment success (SVR35, TSS50, and hemoglobin increases indicative of improved anemia), suggesting a potential disease-modifying effect of pelabresib. Examined biomarkers included bone marrow scarring, known as fibrosis, and the frequency of a Janus Kinase 2 allele (V617F) that is known to drive disease activity. Across the three arms of MANIFEST, 40% (33/82) of patients who achieved SVR35 at week 24 also had at least a one-grade improvement in bone marrow fibrosis and/or a 20% or greater reduction in the frequency of the variant allele. Of TSS50 responders at week 24, 28% (28/100) also showed at least a one-grade improvement in bone marrow fibrosis and/or a 20% or greater reduction in the frequency of the variant allele. And 29% (24/84) of patients who had hemoglobin improvements (any level of increase from baseline) also had at least a one-grade improvement in bone marrow fibrosis and/or a 20% or greater reduction in the frequency of the variant allele. All patients who had clinical responses (SVR35, TSS50 and hemoglobin improvement) plus reduced variant allele frequency and improvement in bone marrow fibrosis were naïve to JAK inhibitors.
MANIFEST‑2, a global, double-blinded, randomized Phase 3 clinical study, is evaluating pelabresib plus ruxolitinib versus placebo plus ruxolitinib in JAK-inhibitor-naïve patients with primary MF or post-essential thrombocythemia (post-ET) or post-polycythemia (post-PV) MF who have splenomegaly and symptoms requiring therapy. Since the acquisition of Constellation, MorphoSys has optimized the study’s design by increasing the number of trial participants to 400 patients. Measures have also been taken to improve the speed of enrollment, including adding new contract research organizations (CROs), improving the interaction

MorphoSys – I/2023

8	Group Interim Statement
with investigators, and expanding the number of countries and sites, as well as other measures. On April 4, 2023, MorphoSys announced that enrollment is complete for the MANIFEST-2 study. The topline data are expected by the end of 2023.
Studies of Tafasitamab
Tafasitamab is being clinically investigated as a therapeutic option in B-cell malignancies in several ongoing combination trials, with an emphasis on the treatment of adult patients with diffuse large B-cell lymphoma (DLBCL). In DLBCL, MorphoSys aims to position tafasitamab as a backbone therapy for patients suffering from this disease, regardless of treatment line or potential combination therapy.
MorphoSys regards the treatment of first-line patients as the main future growth opportunity for tafasitamab and had started clinical studies (frontMIND and firstMIND) that may support the potential use of tafasitamab in the first-line treatment of patients with DLBCL. Tafasitamab is also being examined with inMIND, a Phase 3 study in patients with r/r follicular lymphoma (FL) and r/r nodal, splenic, or extranodal marginal zone lymphoma (MZL).
More details on each study are given below:
frontMIND: On May 11, 2021, MorphoSys announced that the first patient had been dosed in frontMIND, a pivotal Phase 3 trial of tafasitamab in first-line DLBCL: frontMIND is evaluating tafasitamab and lenalidomide in combination with R-CHOP compared to R-CHOP alone as first-line treatment for high-intermediate and high-risk patients with untreated DLBCL. On April 4, 2023, MorphoSys announced that the enrollment of the frontMIND study with more than 880 patients is complete. The topline data from this study are expected in the second half of 2025.
firstMIND: The Phase 1b study firstMIND is an open-label, randomized safety study combining tafasitamab or tafasitamab plus lenalidomide with standard R-CHOP for patients with newly diagnosed DLBCL that paved the way for the frontMIND study. On December 10, 2022, MorphoSys presented final analysis from this Phase 1b trial at ASH 2022. The final analysis showed no new safety signals and provided additional information on progression-free and overall survival at 24 months for patients with newly diagnosed diffuse large B-cell lymphoma treated with tafasitamab plus lenalidomide and R-CHOP. Additional analyses highlighted the prognostic potential of sensitive circulating tumor (ct) DNA minimal residual disease (MRD) assays in patients with DLBCL after first-line therapy.
The final analysis of firstMIND demonstrated an overall response rate at the end of treatment of 75.8% for patients treated with tafasitamab plus R-CHOP (n=33) and 81.8% for patients treated with tafasitamab, lenalidomide, and R-CHOP (n=33). In the tafasitamab, lenalidomide, and R-CHOP arm, 24-month progression-free survival (PFS) and overall survival (OS) rates were 76.8% and 93.8%, respectively. PFS and OS rates were 73.6% and 95.2%, respectively, for patients with high-intermediate to high-risk DLBCL (International Prognostic Index [IPI] 3–5) treated with tafasitamab, lenalidomide, and R-CHOP (n=22). Improved PFS was observed in MRD-negative patients compared with MRD-positive patients. The most common hematological treatment emergent adverse events in both patients treated with tafasitamab plus R-CHOP and patients treated with tafasitamab, lenalidomide, and R-CHOP were neutropenia (60.6% and 84.8%, respectively), anemia (51.5% and 60.6%), thrombocytopenia (21.2% and 42.4%), and leukopenia (30.3% and 27.3%), respectively. Rates of febrile neutropenia were equal (18.2%) in both arms. Non-hematological adverse events were well balanced between arms and were mostly grades 1 and 2. No unexpected toxicities or new safety signals were identified in the final analysis.

MorphoSys – I/2023

Group Interim Statement	9
A second poster presentation and an oral presentation both demonstrated the potential of sensitive ctDNA MRD assays to predict PFS outcomes following first-line treatment in patients with DLBCL. In the poster presentation, negative MRD as detected by next-generation sequencing detection of ctDNA after treatment with tafasitamab in combination with lenalidomide and R-CHOP in the firstMIND study was associated with a significant improvement in PFS (p=0.008). One of 12 patients who were MRD-negative after treatment had developed disease progression by the time of data cutoff, when all patients had completed at least 18 months of post-treatment follow-up. The oral presentation highlighted the prognostic utility of sensitive ctDNA MRD assays in a meta-analysis of five prospective studies of first-line treatment regimens for large B-cell lymphomas. Achievement of MRD negativity after any of the first three cycles of treatment was strongly prognostic for PFS (p=0.0003), and failure to achieve MRD negativity by the end of treatment was associated with the highest risk for progression.
Additionally, Incyte is responsible for conducting inMIND, a Phase 3 study in patients with r/r follicular lymphoma (FL) and r/r nodal, splenic, or extranodal marginal zone lymphoma (MZL). On April 19, 2021, MorphoSys and Incyte announced that the first patient had been dosed in the Phase 3 inMIND study. The inMIND study evaluates whether tafasitamab and lenalidomide as an add-on to rituximab provides improved clinical benefit compared with lenalidomide alone as an add-on to rituximab in patients with r/r follicular lymphoma (FL) or r/r marginal zone lymphoma (MZL). The study is expected to enroll a total of over 600 patients. The primary endpoint of the study is PFS in the FL population, and the key secondary endpoints are PFS and OS in the overall population as well as PET-CR at the end of treatment in the FL population. Topline data from the inMIND study is expected in 2024.
L-MIND: On April 16, 2023, MorphoSys and Incyte presented at the American Association for Cancer Research (AACR) Annual Meeting 2023 final five-year follow-up data from the Phase 2 L-MIND study showing that Monjuvi (tafasitamab-cxix) plus lenalidomide followed by Monjuvi monotherapy provided prolonged, durable responses in adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL).
At the data cut-off (Nov. 14, 2022) for the full analysis set (80 patients), the overall response rate (ORR) was 57.5% (95% CI = 45.9, 68.5; n = 46), and a complete response (CR) was observed in 41.2% of patients (95% CI = 30.4, 51.6; n = 33). A partial response (PR) was observed in 16.2% of patients (95% CI = 8.9, 26.2; n =13). Additional results included:
•Median duration of response was not reached after a median follow up of 44.0 months (95% CI = 29.9, 57.0).
•The median overall survival was 33.5 months (95% CI = 18.3, NR) and median progression-free survival was 11.6 months (95% CI = 5.7, 45.7).
•Of the 21 patients with >60 months of follow-up, 14 had received one prior line of therapy (pLoT), and seven patients had received ≥2 pLoT.
•Patients with one pLoT (n = 40) had a higher ORR of 67.5% (CR = 52.5% and PR = 15%) compared to 47.5% of patients with two or more pLoT (n = 40; CR = 30% and PR = 17.5%)
No new safety signals were identified. The majority of adverse events (AEs) were grade 1 or grade 2 during both combination and monotherapy treatment. Patients experienced a lower frequency of all-grade and grade 3 or higher adverse events during monotherapy. The most common adverse events with combination therapy were neutropenia (incidence per person per year, all-grade/grade ≥3: 3.79/2.09) and thrombocytopenia (1.52/0.52), which declined after patients switched to monotherapy (all-grade/grade ≥3: 1.09/0.70 and 0.17/0.06, respectively, in the first two years of monotherapy). Neutropenia and diarrhea were the most common adverse events in the first two years of monotherapy. Monjuvi, in combination with lenalidomide,

MorphoSys – I/2023

10	Group Interim Statement
was granted accelerated approval based on the one-year primary analysis of the L-MIND study. The data for the five-year analysis of the L-MIND study have not yet been submitted to, or reviewed by, the FDA.
B-MIND: The Phase 2/3 study B-MIND is evaluating the safety and efficacy of tafasitamab in combination with the chemotherapeutic agent bendamustine in comparison to rituximab plus bendamustine in patients with r/r DLBCL who are not candidates for high-dose chemotherapy and autologous stem cell transplantation. The study has been fully recruited as of June 2021. The regulatory significance of the B-MIND study has decreased and long-term safety data for B-MIND are required by the EMA as an obligation for the conditional marketing authorization. The final analyses of primary and secondary endpoints will be performed in mid-2024.
In May 2022, Xencor announced the start of a Phase 2 combination study of the CD3xCD20 bispecific antibody plamotamab in combination with tafasitamab and lenalidomide in patients with relapsed or refractory DLBCL. Plamotamab is a tumor-targeted bispecific antibody that contains both a CD20 binding domain and a cytotoxic T-cell binding domain (CD3). In January 2023, Xencor announced that the company is winding down and ending enrollment in the Phase 2 study due to challenges with patient accrual in lymphoma.
In June 2022, Pfizer, Incyte, and MorphoSys announced a clinical trial collaboration and supply agreement to investigate the immunotherapeutic combination of Pfizer’s TTI-622, a novel SIRPα-Fc fusion protein, and Monjuvi (tafasitamab-cxix) plus lenalidomide in patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) who are not eligible for autologous stem cell transplant (ASCT). Under the terms of the agreement, Pfizer will initiate a multicenter, international Phase 1b/2 study of TTI-622 with Monjuvi and lenalidomide. MorphoSys and Incyte will provide Monjuvi for the study. The study will be sponsored and funded by Pfizer and is planned to be conducted in North America, Europe, and Asia-Pacific.
In mid-2022, a first patient was treated in the MINDway study, a Phase 1b/2 study evaluating the safety of a modified dosing of tafasitamab in combination with lenalidomide in the same population as L-MIND to enable less frequent dosing in patients with r/r DLBCL.
Study of Tulmimetostat (CPI-0209)
Patient enrollment in a Phase 1/2 clinical trial of the investigational small-molecule tulmimetostat is ongoing. The Phase 1 portion of the trial evaluated tulmimetostat as a monotherapy in patients with advanced solid tumors or lymphomas. Patients are currently being dosed in the Phase 2 expansion cohorts in selected tumor indications (urothelial carcinoma or other ARID1A mutant advanced/metastatic solid tumors), ovarian clear-cell carcinoma (ARID1A mutant), endometrial carcinoma (ARID1A mutant), lymphoma, mesothelioma with BAP1 loss, and metastatic castration-resistant prostate cancer.
In October 2022, MorphoSys announced preliminary results from the ongoing Phase 1/2 study with tulmimetostat. Heavily pretreated patients with advanced cancers showed responses or disease stabilization in five cohorts with evaluable patients. The data was presented during poster sessions at the 34th Symposium on Molecular Targets and Cancer Therapeutics hosted by the European Organization for Research and Treatment of Cancer (EORTC), the National Cancer Institute (NCI), and the American Association for Cancer Research (AACR) in Barcelona, Spain.
At data cutoff (July 16, 2022), 51 of 52 patients enrolled in the Phase 2 expansion phase of the trial had received at least one dose of tulmimetostat in the cohorts listed above. At trial entry, 51% of patients had been treated with at least three prior lines of therapy. Objective response was observed in patients with endometrial cancer as well as mesothelioma and peripheral T cell lymphoma (PTCL). Of the ten evaluable

MorphoSys – I/2023

Group Interim Statement	11
patients with ovarian clear-cell carcinoma, four had a partial response and three had stable disease. Of the eight evaluable patients with metastatic castration-resistant prostate cancer, five had stable disease. Of the four evaluable patients with endometrial carcinoma, two had partial responses and two had stable disease. Two of the three evaluable patients with peripheral T-cell lymphoma had complete responses. For the nine evaluable patients with mesothelioma, there were two partial responses and four disease stabilizations. The safety profile of tulmimetostat was consistent with the mechanism of action of EZH2 inhibition. The most frequent treatment-emergent adverse events (TEAEs) determined to be possibly related to tulmimetostat included thrombocytopenia (47.1%), diarrhea (37.3%), nausea (29.4%), anemia (27.5%), fatigue (25.5%), neutropenia (17.6%), dysgeusia (17.6%), alopecia (15.7%), and vomiting (15.7%). Treatment-emergent AEs led to dose reductions in 16 patients (31.4%) and to dose interruptions in 33 patients (64.7%). Seven patients (13.7%) discontinued treatment due to AEs.
Also presented at this conference were final results from the Phase 1 dose-escalation portion of the trial, in which 41 patients were treated with oral tulmimetostat ranging from 50 mg to 375 mg daily. At study entry, 15 patients had ARID1A alterations across multiple tumor types, and all patients with mesothelioma had BAP1 alterations. One dose-limiting toxicity of grade 4 thrombocytopenia was observed, which occurred at the highest dose. The disease control rate (complete and partial responses + disease stabilizations) at 375 mg was 66.7%. Disease control was noted across doses except at 137.5 mg. Three of six patients in the 100 mg cohort had disease stabilization. Of the seven patients in the 225 mg cohort, four had disease stabilization and one with BAP1loss mutated mesothelioma had a partial response. Another partial response was noted in 375 mg cohort in ARID1A-mutated endometrial carcinoma. These initial results supported patient selection based on ARID1Amut and BAP1loss in the ongoing Phase 2 expansion study.
Clinical Development Through Partners
Studies of Ianalumab
Ianalumab (VAY736) is a fully human IgG1/k mAb with a dual mode of action targeting B-cell lysis and BAFF-R blockade that is being investigated by Novartis in multiple indications within the immunology and hematology field. Ianalumab is currently in Phase 3 clinical development in lupus nephritis (LN), Sjögren’s, systemic lupus erythematosus (SLE), immune thrombocytopenia (1L and 2L ITP), and warm autoimmune hemolytic anemia (wAIHA). Ianalumab is also in Phase 2 clinical development in autoimmune hepatitis (AIH). MorphoSys is entitled to milestone payments and royalties upon approval and commercialization.
Study of Abelacimab
Abelacimab (MAA868) is an antibody directed against Factor XI that is being investigated by Anthos Therapeutics in two complementary FDA fast track designated Phase 3 clinical studies in cancer-associated thrombosis (CAT) for the prevention of venous thromboembolism (VTE) and in one Phase 3 study in high-risk patients with atrial fibrillation (AF). MorphoSys is entitled to milestone payments and royalties upon approval and commercialization.
Study of Setrusumab
Setrusumab (BPS804/UX143) is an antibody directed against sclerostin that is currently being investigated by Ultragenyx and Mereo BioPharma in a Phase 2/3 clinical study for the treatment of osteogenesis imperfecta. MorphoSys is entitled to milestone payments and royalties upon approval and commercialization.
Studies of Felzartamab
Felzartamab is an investigational therapeutic human monoclonal antibody directed against CD38. Human Immunology Biosciences, Inc. (HI-Bio) obtained exclusive rights to develop and commercialize felzartamab

MorphoSys – I/2023

12	Group Interim Statement
across all indications worldwide, with the exception of Greater China. During a transition phase MorphoSys evaluated felzartamab for patients with two renal autoimmune diseases, anti-PLA2R antibody-positive membranous nephropathy (M-PLACE and New-PLACE trial) and immunoglobulin A nephropathy (IGNAZ trial) together with HI-Bio. I-Mab Biopharma holds the exclusive regional rights to develop and commercialize felzartamab in Greater China and is studying felzartamab in relapsed/refractory multiple myeloma. MorphoSys will be eligible to receive payments on achievement of development, regulatory, and commercial milestones in addition to royalties on net sales of felzartamab.
Studies of MOR210/TJ210/HIB210
MOR210/TJ210/HIB210 is an investigational human antibody directed against C5aR1, the receptor of the complement factor C5a. HI-Bio obtained exclusive worldwide rights to develop and commercialize MOR210 across all indications worldwide, with the exception of Greater China and South Korea. I-Mab Biopharma holds the exclusive rights for MOR210 in Greater China and South Korea and is currently investigating MOR210 for the treatment of relapsed or refractory advanced solid tumors (Phase 1). MorphoSys will be eligible to receive payments on achievement of development, regulatory, and commercial milestones in addition to royalties on net sales of MOR210/TJ210/HIB210.
Other Programs (Selection)
In addition to the late-stage partnered programs listed above, there are several additional partnered programs in early to mid-stage research and development.
On December 6, 2022, MorphoSys’ fully owned subsidiary Constellation Pharmaceuticals, Inc. entered into a global licensing agreement with Novartis to research, develop, and commercialize its preclinical inhibitors of a novel cancer target. Under the terms of the agreement, Novartis will assume full responsibility for all subsequent research, development, and commercialization activities for the program. As part of the agreement, MorphoSys received an immediate upfront payment of US$ 23 million. On achievement of development, regulatory, and commercial milestones, MorphoSys will be eligible to receive milestone payments from Novartis in addition to mid-single to low-double-digit royalties on program net sales.
COVID-19 Pandemic
MorphoSys continues to monitor the development of COVID-19 globally and decides on a case-by-case basis on the necessary course of action and measures to ensure the safety of employees and patients.
Human Resources
On March 31, 2023, the MorphoSys Group had 623 employees (December 31, 2022: 629). During the first quarter of 2023, the MorphoSys Group employed an average of 631 people (3M 2022: 677).
On March 14, 2023, MorphoSys announced that Lucinda Crabtree, Ph.D., will join MorphoSys as Chief Financial Officer and member of the Management Board. She will start in the third quarter 2023 at the latest. Lucinda Crabtree joins MorphoSys from Autolus Therapeutics, a clinical-stage biopharmaceutical company developing T-cell therapies, where she most recently served as Chief Financial Officer. In her previous roles at Autolus she led Finance, Business Strategy and Planning, as well as Investor Relations and Corporate Communications functions. Prior to her time at Autolus, Lucinda worked for several years as a senior investment professional on both the buy and the sell sides, and she served as a board observer for several

MorphoSys – I/2023

Group Interim Statement	13
private healthcare companies. Firms she has worked at include Woodford Investment Management, Panmure Gordon, Goldman Sachs, J.P. Morgan and Jefferies.
Financial Analysis
The effects of the war in Ukraine on the business activities of the MorphoSys Group are monitored by the Management Board on an ongoing basis. Planned research and development activities have been adapted to minimize the potential impact the war could have. Currently, there are no material negative effects that have an impact on the Group's net assets, financial position and results of operations.
The development of the equity position of the parent company MorphoSys AG (including the assessment with regard to the provision of section 92 German Stock Corporation Act) as well as of the Group is closely monitored by the Management Board. At the time of this report, the Management Board is not aware of any risks that could affect the company as a going concern.
MorphoSys reports the key financial figures – Monjuvi U.S. net product sales, gross margin of Monjuvi U.S. net product sales, research and development expenses as well as combined expenses for selling and general and administration – relevant for internal management purposes in quarterly statements. Their presentation is supplemented accordingly if other areas of the statement of profit or loss or balance sheet are affected by material business transactions during the quarter.
Revenues
Group revenues amounted to € 62.3 million (3M 2022: € 41.5 million). This increase resulted mainly from higher revenues from the sale of clinical vials. Group revenues included revenues of € 19.4 million (3M 2022: € 16.6 million) from the recognition of Monjuvi U.S. net product sales.
Success-based payments including royalties accounted for 36% or € 22.6 million (3M 2022: 46% or € 19.0 million) of total revenues. On a regional basis, MorphoSys generated 97% or € 60.6 million of its commercial revenues from product sales and with biotechnology and pharmaceutical companies in North America and 3% or € 1.7 million from customers primarily located in Europe and Asia. In the same period last year, these percentages were 98% (€ 40.7 million) and 2% (€ 0.7 million), respectively. 77% of the Group's revenues were generated with customers Janssen, Incyte and McKesson (3M 2022: 72% with Janssen, McKesson and Incyte).
Cost of Sales
Cost of sales in the first quarter of 2023 amounted to € 21.0 million (3M 2022: € 7.9 million). The year-on-year increase resulted primarily from expenses related to vial sales to Incyte. Cost of sales related to Monjuvi U.S. product sales amounted to € 3.1 million in the first quarter of 2023. The gross margin of Monjuvi U.S. net product sales amounted to 84% (3M 2022: 79%).

MorphoSys – I/2023

14	Group Interim Statement
Operating Expenses
Research and Development Expenses
Research and development expenses amounted to € 83.1 million in the first quarter of 2023 (3M 2022: € 65.0 million). The increase mainly resulted from additional costs incurred due to the positive development of the patient recruitment in the major ongoing clinical studies of MorphoSys. Specifically, the MANIFEST-2 study is fully recruited and therefore lead to higher costs when compared to the previous year. Additionally, the first quarter of 2023 included a one-time effect resulting from severances in connection with the restructuring of the research area. Expenses in research and development consisted primarily of costs for external laboratory services of € 54.4 million (3M 2022: € 43.3 million) and personnel expenses of € 23.5 million (3M 2022: € 15.1 million).
Combined Expenses for Selling and General and Administration
The combined expenses for selling and general and administration amounted to € 27.8 million in the first quarter of 2023 (3M 2022: € 36.5 million). This item mainly consisted of personnel expenses of € 18.4 million (3M 2022: € 19.9 million) and expenses for external services of € 5.6 million (3M 2022: € 12.1 million).
Selling expenses amounted to € 16.9 million in the first quarter of 2023 (3M 2022: € 21.9 million). This item mainly consisted of personnel expenses of € 10.2 million (3M 2022: € 11.1 million) and costs for external services of € 4.8 million (3M 2022: € 8.4 million) and decreased due to streamlining and focusing of selling efforts. Selling expenses also included all of the expenses for services provided by Incyte as part of the joint U.S. marketing activities for Monjuvi.
In comparison to the same period of the previous year, general and administrative expenses decreased to € 10.9 million (3M 2022: € 14.6 million). This line item mainly comprised personnel expenses amounting to € 8.1 million (3M 2022: € 8.8 million) and expenses for external services of € 0.8 million (3M 2022: € 3.7 million).
Finance Income / Finance Expenses
Finance income totaled € 55.0 million in the first quarter of 2023 (3M 2022: € 10.6 million) and mainly resulted from measurement effects from deviations between planning assumptions and actual numbers of financial liabilities from future payments to Royalty Pharma of € 28.2 million (3M 2022: € 0.0 million). Additional finance income was derived from the repurchase of own convertible bonds in the amount of € 16.4 million. Additionally, the amount included effects from the measurement of financial liabilities from collaborations in the amount of € 4.2 million (3M 2022: € 6.8 million). Also comprised was finance income from the investment of cash and cash equivalents and corresponding currency translation gains from investing of funds in the amount of € 6.0 million (3M 2022: € 3.7 million).
Finance expenses totaled € 28.3 million in the first quarter of 2023 (3M 2022: € 62.8 million). This decrease was mainly due to the reduced measurement effects from financial liabilities from future payments to Royalty Pharma of € 20.5 million (3M 2022: € 31.1 million) resulting from deviations between planning assumptions and actual numbers, foreign currency effects and the application of the effective interest method. Furthermore, finance expense from financial liabilities from collaborations decreased to € 3.1 million (3M 2022: € 27.4 million), and in particular reduced effects from the foreign currency valuation as well as the application of the effective interest method contributed to the decrease. Also included are finance expenses from the investment of liquid funds and foreign currency translation losses from financing activities in the amount of € 1.2 million (3M 2022: € 0.4 million). Furthermore, interest expenses on the convertible bond issued in 2020 were included in the amount of € 3.1 million (3M 2022: € 3.0 million).

MorphoSys – I/2023

Group Interim Statement	15
Income Taxes
In the first quarter of 2023, the Group did not record any tax benefits or tax expenses (3M 2022: tax benefit or tax expenses of € 0.0 million). In this period, no additional deferred taxes on current tax losses and temporary differences were capitalized.
Cash and Investments
On March 31, 2023, the Group held cash and investments of € 791.5 million, compared to € 907.2 million on December 31, 2022.
Cash and investments are presented in the balance sheet items "Cash and Cash Equivalents" and "Other Financial Assets".
The decrease in cash and cash equivalents and financial assets resulted mainly from the consumption of cash for operating activities in the first quarter of 2023. In addition, a further decrease resulted from the repurchase of convertible bonds in the first quarter of 2023.

MorphoSys – I/2023

16	Group Interim Statement
Subsequent Events
There are no subsequent events to report.

Financial Guidance
MorphoSys' most recent financial guidance for the 2023 financial year was published on January 05, 2023. The Group expects Monjuvi’s U.S. net product sales to be approximately US$ 80 million to US$ 95 million, accompanied by a gross margin of 75% to 80%. This revenue guidance does not include royalty income, milestone payments or other revenues from partners as these revenue sources are not under MorphoSys direct control. Tremfya royalties will continue to be recorded as revenue without any cost of sales in MorphoSys’ statement of profit or loss. Royalty revenues for the sales of Tremfya will be transferred to Royalty Pharma and will therefore not result in any cash inflow for MorphoSys. MorphoSys expects to receive royalties for Minjuvi sales outside the U.S., but does not provide a prognosis for this royalty stream as MorphoSys does not receive a sales forecast from its partner Incyte.
In 2023, the Group expects R&D expenses to range from € 290 million to € 315 million. R&D expenses primarily represent investments in the development of tafasitamab, pelabresib, and tulmimetostat (CPI-0209). SG&A, including Incyte’s share of Monjuvi’s selling costs, are expected to range from € 140 million to € 155 million.
This guidance is subject to a number of uncertainties, including the potential for variability from Monjuvi, potential impacts of the conflict between Russia and Ukraine and its impact on the business of MorphoSys and on that of partners.

MorphoSys – I/2023

Group Interim Statement	17
Consolidated Statement of Profit or Loss (IFRS) – (unaudited)*

in €	3M 2023	3M 2022

Product Sales	19,382,888	16,632,821
Royalties	21,593,791	19,015,105
Licenses, Milestones and Other	21,341,780	5,818,530
Revenues	62,318,459	41,466,456
Cost of Sales	(20,985,363)	(7,892,492)
Gross Profit	41,333,096	33,573,964
Operating Expenses
Research and Development	(83,070,765)	(65,047,963)
Selling	(16,878,450)	(21,889,016)
General and Administrative	(10,884,938)	(14,593,504)
Total Operating Expenses	(110,834,153)	(101,530,483)
Operating Profit / (Loss)	(69,501,057)	(67,956,519)
Other Income	2,107,940	1,394,492
Other Expenses	(1,832,691)	(3,738,835)
Finance Income	55,002,704	10,554,925
Finance Expenses	(28,261,130)	(62,816,129)
Income from Reversals of Impairment Losses / (Impairment Losses) on Financial Assets	545,000	(89,000)
Share of Loss of Associates accounted for using the Equity Method	(2,492,405)	0
Income Tax Benefit / (Expenses)	0	0
Consolidated Net Profit / (Loss)	(44,431,639)	(122,651,066)
Earnings per Share, Basic and Diluted (in €)	(1.30)	(3.59)
Shares Used in Computing Earnings per Share, Basic and Diluted	34,165,963	34,148,789

* These quarterly financial statements have not been reviewed or audited by the auditor.

MorphoSys – I/2023

18	Group Interim Statement
Consolidated Balance Sheet (IFRS) – (unaudited)

in €	03/31/2023	12/31/2022

ASSETS
Current Assets
Cash and Cash Equivalents	291,748,176	402,350,904
Other Financial Assets	499,731,946	504,822,678
Accounts Receivable	62,922,853	91,231,143
Income Tax Receivables	3,330,688	2,601,052
Other Receivables	11,805,607	12,852,390
Inventories	35,275,469	24,252,987
Prepaid Expenses and Other Assets	44,761,095	50,929,633
Total Current Assets	949,575,834	1,089,040,787
Non-Current Assets
Property, Plant and Equipment	5,593,544	5,926,942
Right-of-Use Assets	43,778,417	45,060,360
Intangible Assets	870,033,509	886,582,956
Goodwill	349,424,220	356,239,773
Investment in Associates	2,860,046	5,352,451
Prepaid Expenses and Other Assets	8,244,686	8,728,994
Total Non-Current Assets	1,279,934,422	1,307,891,476
TOTAL ASSETS	2,229,510,256	2,396,932,263

MorphoSys – I/2023

Group Interim Statement	19

in €	03/31/2023	12/31/2022

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts Payable and Accruals	149,225,341	157,270,380
Lease Liabilities	4,385,047	7,561,126
Tax Liabilities	783,501	792,675
Provisions	4,914,497	6,006,229
Bonds	1,636,560	2,031,250
Financial Liabilities from Collaborations	3,760,767	2,513,718
Financial Liabilities from Future Payments to Royalty Pharma	99,191,054	102,171,167
Total Current Liabilities	263,896,767	278,346,545
Non-Current Liabilities
Lease Liabilities	37,310,722	38,219,225
Provisions	9,759,292	8,674,110
Deferred Tax Liability	6,381,362	6,506,420
Bonds	237,748,243	291,647,407
Financial Liabilities from Collaborations	214,417,996	217,825,779
Financial Liabilities from Future Payments to Royalty Pharma	1,362,968,702	1,398,303,228
Total Non-Current Liabilities	1,868,586,317	1,961,176,169
Total Liabilities	2,132,483,084	2,239,522,714

Stockholders’ Equity
Common Stock	34,231,943	34,231,943
Treasury Stock (65,980 and 65,980 shares for 2023 and 2022, respectively), at Cost	(2,450,303)	(2,450,303)
Additional Paid-in Capital	834,543,480	833,708,724
Other Comprehensive Income Reserve	98,541,107	115,326,601
Accumulated Deficit	(867,839,055)	(823,407,416)
Total Stockholders’ Equity	97,027,172	157,409,549
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	2,229,510,256	2,396,932,263

MorphoSys – I/2023

20	Group Interim Statement
Consolidated Statement of Changes in Stockholders’ Equity (IFRS) – (unaudited)

	Common Stock
	Shares	€

Balance as of January 1, 2022	34,231,943	34,231,943
Capital Increase, Net of Issuance Cost	0	0
Expenses through Share-based Payment Transactions and Issue of Convertible Instruments	0	0
Exercise of Stock Options Issued	0	0
Transfer of Treasury Stock for Long-Term Incentive Programs	0	0
Reserves:
Foreign Currency Translation Differences from Consolidation	0	0
Consolidated Net Loss	0	0
Total Comprehensive Income	0	0
Balance as of March 31, 2022	34,231,943	34,231,943
Balance as of January 1, 2023	34,231,943	34,231,943
Expenses through Share-based Payment Transactions and Issue of Convertible Instruments	0	0
Reserves:
Foreign Currency Translation Differences from Consolidation	0	0
Consolidated Net Loss	0	0
Total Comprehensive Income	0	0
Balance as of March 31, 2023	34,231,943	34,231,943

MorphoSys – I/2023

Group Interim Statement	21

Treasury Stock		Additional Paid-in Capital	Other Comprehensive Income Reserve	Accumulated Deficit	Total Stockholders' Equity
Shares	€	€	€	€	€

83,154	(3,085,054)	833,320,689	52,757,591	(672,349,226)	244,875,943
0	0	0	0	0	0
0	0	54,977	0	0	54,977
0	0	0	0	0	0
0	0	0	0	0	0

0	0	0	19,458,774	0	19,458,774
0	0	0	0	(122,651,066)	(122,651,066)
0	0	0	19,458,774	(122,651,066)	(103,192,292)
83,154	(3,085,054)	833,375,666	72,216,365	(795,000,292)	141,738,628
65,980	(2,450,303)	833,708,724	115,326,601	(823,407,416)	157,409,549
0	0	834,756	0	0	834,756

0	0	0	(16,785,494)	0	(16,785,494)
0	0	0	0	(44,431,639)	(44,431,639)
0	0	0	(16,785,494)	(44,431,639)	(61,217,133)
65,980	(2,450,303)	834,543,480	98,541,107	(867,839,055)	97,027,172

MorphoSys – I/2023

22	Group Interim Statement
Consolidated Statement of Cash Flows (IFRS) – (unaudited)

in €	3M 2023	3M 2022

Operating Activities:
Consolidated Net Profit / (Loss)	(44,431,639)	(122,651,066)
Adjustments to Reconcile Consolidated Net Profit / (Loss) to Net Cash Provided by / (Used in) Operating Activities:
Depreciation and Amortization of Tangible and Intangible Assets and of Right-of-Use Assets	2,763,084	2,571,738
Net (Gain) / Loss of Other Financial Assets	(4,944,392)	3,696
(Income) from Reversals of Impairments / Impairments on Financial Assets	(545,000)	89,000
Net (Gain) / Loss on Derivative Financial Instruments	0	0
Non Cash Effective Net Change in Financial Assets / Liabilities from Collaborations	(1,151,463)	20,570,136
Non Cash Effective Net Change in Financial Liabilities from Future Payments to Royalty Pharma	(28,569,285)	12,710,559
Non Cash Effective Change of Bonds	(13,252,901)	3,041,506
Share-based Payment	1,968,001	(306,109)
Share of Loss of Associates accounted for using the Equity Method	2,492,405	0
Changes in Operating Assets and Liabilities:
Accounts Receivable	28,189,815	2,397,869
Income Tax Receivables, Other Receivables, Inventories and Prepaid Expenses and Other Assets	(4,198,676)	(19,522,882)
Accounts Payable and Accruals, Lease Liabilities, Tax Liabilities and Provisions	(10,317,398)	(45,088,777)
Contract Liability	0	2,450,092
Income Taxes Paid (-) / Received (+)	761,872	(77,824)
Net Cash Provided by / (Used in) Operating Activities	(71,235,577)	(143,812,062)

MorphoSys – I/2023

Group Interim Statement	23

3M (in €)	3M 2023	3M 2022

Investing Activities:
Cash Payments to Acquire Other Financial Assets	(1,243,399,995)	(205,000,000)
Cash Receipts from Sales of Other Financial Assets	1,248,400,000	321,060,326
Cash Payments to Acquire Property, Plant and Equipment	(355,842)	(584,920)
Cash Payments to Acquire Intangible Assets	(68,282)	(585,680)
Interest Received	5,306,493	297,755
Net Cash Provided by / (Used in) Investing Activities	9,882,374	115,187,481

Financing Activities:
Cash Payments for Repurchases of own Convertible Bonds	(40,256,000)	0
Cash Receipts (+) / Cash Payments (-) from Financing from Collaborations	(1,009,272)	14,997,396
Cash Payments for Principal Elements of Lease Payments	(3,428,486)	(802,611)
Interest Paid	(627,875)	(421,171)
Net Cash Provided by / (Used in) Financing Activities	(45,321,633)	13,773,614
Effect of Exchange Rate Differences on Cash	(3,927,892)	476,033
Increase / (Decrease) in Cash and Cash Equivalents	(110,602,728)	(14,374,934)
Cash and Cash Equivalents at the Beginning of the Period	402,350,904	123,248,256
Cash and Cash Equivalents at the End of the Period	291,748,176	108,873,322

MorphoSys – I/2023

24	Group Interim Statement
Imprint
MorphoSys AG
Semmelweisstr. 7
82152 Planegg
Germany
Tel.:     +49-89-89927-0
Fax:    +49-89-89927-222
Email:    info@morphosys.com
Website: www.morphosys.com/en
Investor Relations
Tel.:     +49-89-89927-404
Fax:    +49-89-89927-5404
Email:    investors@morphosys.com

Published on May 03, 2023
This quarterly interim statement is also available in German and can be downloaded as a PDF document from the Company's website. For better readability, this report uses the masculine form only but refers equally to all genders.
For better readability, this report uses the masculine form only but refers equally to all genders.
HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, CysDisplay®, Ylanthia®, 100 billion high potentials®, MONJUVI®, and MINJUVI® are registered trademarks of the MorphoSys Group.

MorphoSys – I/2023

Financial Calendar 2023
March 15, 2023    Publication of 2022 Year-End Results
May 3, 2023        Publication of 2023 First Quarter Interim Statement
May 17, 2023        2023 Annual General Meeting
August 9, 2023    Publication of 2023 Half-Year Report
November 15, 2023    Publication of 2023 Third Quarter Interim Statement

MorphoSys AG
Semmelweisstr. 7
82152 Planegg
Germany
Tel.: +498989927-0
Fax: +498989927-222
www.morphosys.com/en

MorphoSys – I/2023